www.KKRreit.com | NYSE: KREF

Confidential

VIA EDGAR

August 3, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jeffrey Lewis, Staff Accountant, and Ms. Shannon Menjivar, Accounting Branch Chief

Re:	KKR Real Estate Finance Trust Inc.
Form 10-Q for the quarterly period ended March 31, 2020
File No. 001-38082

Dear Mr. Lewis and Ms. Menjivar,

KKR Real Estate Finance Trust Inc. (the “Company,” “KREF”, “we” or “our”) is submitting the following response to your comment letter, dated July 20, 2020, which was in response to your initial comment letter, dated June 5, 2020, regarding the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Form 10-Q”).  To assist your review, we have retyped the text of the Staff’s most recent comment in italics below.

Form 10-Q for the quarterly period ended March 31, 2020
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings, page 46

1.
We note your response to comment 1. It appears your presentation of Core Earnings, which excludes the provision for credit losses, substitute individually tailored recognition and measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please tell us how you considered this guidance when determining the appropriateness of your presentation. Include within your response why making an adjustment for the unrealized provision for credit losses and no adjustment for realized credit losses to arrive at Core Earnings is necessary and relevant to your industry.

Response:

In response to the Staff’s comment, and as detailed below, in presenting Core Earnings for periods in the 2020 fiscal year and in prior periods, the Company considered Rule 100(b) of Regulation G as well as the guidance of the Staff set forth in Question 100.04 and respectfully maintains that such presentation does not substitute individually tailored recognition and measurement methods for GAAP, is not misleading when taken together with the information accompanying the measure, and is otherwise permitted pursuant to Rule 100(b).

We would like to start by providing the background on the framework for Core Earnings and its utilization by the commercial mortgage REIT (“mREIT”) industry, its investors and research analysts covering the mREIT industry.  We would also like to make clear that all realized credit losses reduce Core Earnings as more fully described below.

The presentation of Core Earnings by the Company and peer mREITs is intended to depict current economic performance by excluding the impact of certain unrealized and/or non-cash items from GAAP net earnings. These unrealized items, as described below, are not indicative of current operating performance as they involve significant estimates and judgements as to future events that may or may not materialize. As a result, the Core Earnings metric is widely viewed by mREIT investors and mREIT research analysts as the single most important measure of an mREIT’s ability to cover its dividend, which is the primary focus of yield/income investors who comprise a significant portion of the mREIT investor-base.

Examples of these unrealized items, which have been consistently adjusted from Core Earnings by mREITs for many years, include: (i) non-cash equity compensation, (ii) depreciation and amortization, (iii) unrealized gains (losses), including unrealized provision for credit losses, and (iv) certain non-cash items.  mREITs have also applied this concept to adjust Core Earnings for unrealized items such as mark-to-market gains and losses on securities and foreign exchange contracts.

It is important to note that the adjustment for unrealized provision for credit losses to arrive at Core Earnings is a function of the broader framework of Core Earnings, which excludes unrealized items, and that such adjustment has been consistently made by mREITs for periods prior to the adoption of ASU No. 2016-13, Financial Instruments – Credit Losses (“CECL”).  This non-GAAP metric was not adopted in response to CECL, but under the pre-existing framework of the Core Earnings measure, where unrealized gains and losses due to CECL are excluded consistent with other unrealized gains and losses.

Similarly, and consistent with periods before CECL adoption, we note that while unrealized credit losses (and unrealized credit gains/benefits) are adjusted from Core Earnings, any realized credit losses are included and reflected in Core Earnings, even if such losses are already taken in whole or in part through reserves from prior periods due to CECL or otherwise. For example, while the Company does not have realized credit losses on its loan portfolio since its inception, the Company did realize a GAAP loss of $0.4 million on the sale of CMBS securities during the three months ended September 30, 2019, which reduced Core Earnings for the same period.  This approach results in a corresponding reduction to Core Earnings by the amount of any realized losses, which we believe is appropriate and necessary for both the Company and our peers in the mREIT industry in that the resulting metric is more indicative of current economic performance.

Unlike the tailored recognition and measurement of revenues noted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which involves acceleration of revenue ratably over time (inconsistent with GAAP recognition when customers are billed), the exclusion of the unrealized provision of credit losses in Core Earnings, similar to other unrealized items noted above, and the inclusion of realized losses is simply intended to reflect the current operating performance of mREITs, and not the future expected performance which involves significant estimates and judgements to future events that may or may not materialize. The concept of realized gains and losses has not changed for companies and continues to have the same impact on Core Earnings for periods pre and post adoption of CECL.

Based on the analysis above, we believe that the widely adopted presentation of Core Earnings by the Company and others in the mREIT industry, which excludes the unrealized provision for credit losses, similar to other unrealized items (but reflects realized gains and losses), does not constitute an individually tailored recognition and measurement method, is not inconsistent with the approach outlined by the Staff in Question 100.04 and does not otherwise violate Rule 100(b) of Regulation G, especially when used with information provided by GAAP.

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We hope the foregoing addresses the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 520-1537.

Sincerely,

/s/ Mostafa Nagaty
Mostafa Nagaty
Chief Financial Officer

cc:	Joseph Kaufman, Simpson Thacher & Bartlett LLP